British Columbia Securities Commission	Canadian Securities Exchange
P.O. Box 10142, Pacific Centre	9th Floor - 220 Bay Street
9th Floor - 701 West Georgia Street	Toronto, ON M5J 2W4
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission	Ontario Securities Commission
Suite 600, 250 - 5th Street S.W.	20 Queen Street West, 22nd Floor
Calgary, Alberta T2P 0R4	Toronto, ON M5H 3S8

Dear Sirs:

Re: IM Cannabis Corp. (the "Company")

 Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our resignation as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated January 19, 2020 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver • Tri-Cities • Surrey • Victoria